Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617.832.1000 main 617.832.7000 fax

Stacie S. Aarestad 617-832-1108 direct saarestad@foleyhoag.com

January 12, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	Trulieve Cannabis Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 11, 2020
CIK No. 0001754195

Ladies and Gentlemen:

On behalf of Trulieve Cannabis Corp. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 28, 2020, (the “Letter”). The responses set forth below are based upon information provided to Foley Hoag LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). These changes are reflected in the Registration Statement on Form S-1 (the “Registration Statement”), which the Company is concurrently filing with the Commission. Capitalized terms used and not defined in the Letter have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted December 11, 2020

Cover Page

1.	Please revise the cover page as well as pages 5, 22 and 108 to highlight, if true, that any Super Voting shares outstanding in March 2021 will convert automatically into Multiple Voting Shares.

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

United States Securities and Exchange Commission

January 12, 2021

Response:	In response to the Staff’s comment, the Company has revised its disclosure on the cover page and on pages 7, 23 and 110 of the prospectus.

Prospectus Summary, page 1

2.

It appears that you will issue $11.2 million worth of Subordinate Voting Shares in connection with the closing of the Asset Purchase Agreements with Patient Centric of Martha’s Vineyard Ltd. and Nature’s Remedy of Massachusetts, Inc. Please revise the Summary and elsewhere as appropriate to describe the consideration payable under such agreements and the dilutive effects thereof. Please also describe the consideration, including earn-outs, under the PurePenn, Pioneer and Solevo agreements.

Response:	In response to the Staff’s comment, the Company has revised its disclosure in the Summary on page 3-4 and page 40 of the prospectus.

3.

We note you statement on page 3 that you were awarded a processor permit by the West Virginia Office of Medical Cannabis. Please revise to describe briefly your operations or planned operations in West Virginia.

Response:	In response to the Staff’s comment, the Company has revised its disclosure in the Summary on page 3 and on page 40 of the prospectus.

Business, page 53

4.

We note your response to our prior comment number 16. Please revise the disclosure on page 110 to indicate when the Board passed the referenced resolution permitting Multiple Voting Shares to convert into Subordinate Voting Shares.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 111 of the prospectus.

5.

On page 112 you reference entering into Asset Purchase Agreements with each of Patient Centric of Martha’s Vineyard Ltd. and Nature’s Remedy of Massachusetts, Inc. Please revise the disclosure to describe these transactions in greater detail, including the operations of these entities, the transaction status and any material terms of the agreements.

Response:	In response to the Staff’s comment, the Company has revised its disclosure in the Summary on page 3-4 and page 40 of the prospectus to describe the transactions in greater detail, including the assets to be acquired, transaction status and the material terms of the agreements.

United States Securities and Exchange Commission

January 12, 2021

Description of Capital Stock, page 107

6.

We note your response to our prior comment number 25 and your statement on page 104 that you may require holders of Multiple Voting Shares to convert their shares if the Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus under the Securities Act. Please revise to state whether you currently plan to require each holder of Multiple Voting Shares to convert in connection with this registration statement, and revise pages 5-6 and 22 to highlight the impending conversion of Multiple Voting Shares into Subordinate Voting Shares, as applicable.

Response:	In response to the Staff’s comment, the Company has revised its disclosure in the Summary on page 7 and on pages 23 and 112 of the prospectus.

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (617) 832-1108 or to Ryan M. Rourke Reed at (617) 832-1181. Thank you for your assistance.

Respectfully submitted,

/s/ Stacie S. Aarestad
Stacie S. Aarestad
Partner